Exhibit 99.1

Atrium European Real Estate Limited
(“Atrium”)

FIRST QUARTER 2016 RESULTS SHOW CONTINUED STEADY OPERATIONAL PROGRESS

-Plans announced for c.9,000 sqm extension to Targowek and second stage of Promenada in Warsaw-

Ad hoc announcement - Jersey, 18 May 2016. Atrium European Real Estate Limited (VSE/ Euronext: ATRS) (the “Company” and together with its subsidiaries, the “Group”), a leading owner and manager of shopping centres and retail real estate in Central and Eastern Europe, announces its results for the three months ended 31 March 2016.

Highlights:

●	NRI in the Group’s core markets of Poland, Czech Republic and Slovakia increased by 1.2% to €36.3m; remaining stable at €31.4m on a like-for-like basis

●	Group GRI was €48.6m (3M 2015: €51.8m), with EPRA like-for-like GRI of €43.3m (3M 2015: €47.0m)

●	Group NRI was €47.3m (3M 2015: €49.0m), with EPRA like-for-like NRI of €42.3m (3M 2015: €45.0m)

●	The decrease in income was primarily attributable to rental discounts provided in Russia

●	Group operating margin increased from 94.6% to 97.3%

●	EPRA occupancy steady at 95.8% (31 December 2015: 96.7%). Russian occupancy remained high at 91.8%

●	Profit before taxation was €26.5m compared to €11.1m for the first three months of 2015. The change was mainly caused by

–	€3.7m revaluation (compared to a €4.4m devaluation in the same period last year)

–	€1.3m profit on the disposal of non-core assets in the Czech Republic (compared to a €10.6m loss in the same period last year)

–	offset by an increase of €4.3m in administrative expenses attributed mainly to the higher legacy legal expenses

●	Company adjusted EPRA earnings per share of 7.6 €cents (3M 2015: 8.1 €cents); with growth to 5.9 €cents outside of Russia (3M 2015: 5.6€ cents)

●	EBITDA, excluding revaluation and disposals, was €35.1m (3M 2015: €41.1m)

●	The Group’s portfolio of 67 standing investments (31 December 2015: 77) stood at €2.6 billion, reflecting a 3.2% reduction, arising mainly from disposals, while the value of our core markets grew for the fourth consecutive quarter with a 1% improvement in the first quarter

●	EPRA Net asset value (“NAV”) per ordinary share remained relatively constant at €5.62 (31 December 2014: €5.64) after first quarter dividend of €0.0675 per share paid as capital repayment in March 2016

●	Second quarterly dividend of €0.0675 per share due to be paid as a capital repayment on 30 June 2016 to shareholders on the register at 23 June 2016 with an ex-dividend date of 22 June 2016

Portfolio repositioning highlights during and after the period:

Redevelopments and extensions

●	In March 2016, the first extension in stage one of the Atrium Promenada extension and redevelopment in Warsaw, Poland, was completed

●	On 17 May 2016, the Board of Directors approved the second stage of Atrium Promenada which has an estimated cost of €51m and comprises a remodelling and renovation of an additional part of the shopping centre

●	The Board has also approved the first phase of a c.9,000 sqm GLA extension to Atrium Targowek in Warsaw. This initial phase, which precedes construction of the main extension, is expected to cost around €11m and will comprise land assembly, project design and the construction of additional parking

Sales

●	Completed the sale of a portfolio of ten retail assets in the Czech Republic for a consideration of €102.6m in February 2016. This represents approximately 8% over the fair value prior to the receipt of initial offers

●	In April 2016 the Group signed a preliminary sale agreement for three Polish assets for €17.5m, which is expected to be completed in the second quarter, as well as a framework agreement for the sale of a wholly owned subsidiary which owns two land plots in Pushkino, Russia for a consideration of €10m

Financing transactions

●	March 2016: completed the voluntary repayment of a bank loan, in Poland, for a total amount of €49.5m. 84% of the Group’s standing investments are unencumbered as at 31 March 2016

●	In April 2016, Atrium repurchased bonds issued in 2013 and 2014 and due in 2020 and 2022 with a total nominal value of €15.0m and €1.4m respectively

●	As at 31 March 2016 Gross LTV and Net LTV were 33.2% and 22.3% respectively. The company remains conservatively leveraged and well placed to support future redevelopments and growth opportunities when they may arise

Commenting on the results, Josip Kardun, Group CEO, said:

“Following the extensive operational activity undertaken in 2015, during the first quarter we have been active in our ongoing efforts to reposition Atrium’s portfolio towards larger scale and dominant shopping centres which produce higher quality cash flow. The results which, excluding Russia, show a 1.6% increase in NRI, tell us our overall strategy is having a positive impact on the rest of the portfolio. We remain committed to our strategic refocusing of the portfolio through value enhancing acquisitions, disposals of non-strategic assets and the ongoing upgrading of our existing centres, such as through the extensions to Targowek and Promenada which we have announced today. We will also continue to strengthen our balance sheet and capital structure as we build on the momentum we have already achieved across all these initiatives.”

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This announcement is a summary of, and should be read in conjunction with, the full version of the Group’s Q1 2016 results, which can be found on the Atrium page of the Vienna Börse website at http://en.wienerborse.at/ and on the Group’s page of the Euronext Amsterdam website, www.euronext.com or on the Group’s website at www.aere.com.

Further information can be found on Atrium’s website www.aere.com or from:

Analysts:

Ljudmila Popova	lpopova@aere.com

Press & Shareholders:
FTI Consulting Inc	+44 (0)20 3727 1000
Richard Sunderland
Claire Turvey
Ellie Sweeney
atrium@fticonsulting.com

Atrium is established as a closed-end investment company incorporated and domiciled in Jersey and regulated by the Jersey Financial Services Authority as a certified Jersey listed fund, and is listed on both the Vienna Stock Exchange and the Euronext Amsterdam Stock Exchange. Appropriate professional advice should be sought in the case of any uncertainty as to the scope of the regulatory requirements that apply by reason of the above regulation and listings. All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.

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